UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                         No    ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 19, 2008, and entitled “Orbotech Announces Fourth Quarter and Full Year 2007 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2007.

3.	Registrant’s Condensed Consolidated Statements of Income for the Twelve Month and Three Month Periods ended December 31, 2007.

* * * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR 2007 RESULTS

YAVNE, ISRAEL – February 19, 2008 – ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2007.

Revenues for the fourth quarter of 2007 were $103.6 million, compared to $82.3 million recorded in the third quarter of 2007 and $103.3 million in the fourth quarter of 2006. Net loss for the fourth quarter of 2007 was $1.1 million, or $0.03 per share (diluted), compared to net income of $0.4 million, or $0.01 per share (diluted), in the third quarter of 2007, and net income of $9.4 million, or $0.28 per share (diluted), in the fourth quarter of 2006.

Net loss for the fourth quarter of 2007 reflects: (a) $1.9 million of amortization of intangible assets arising principally from the acquisitions of 3 D - Danish Diagnostic Development A/S (“DDD”) and New System Srl during 2007 (compared to amortization of $2.3 million in the third quarter of 2007 and $0.1 million in the fourth quarter of 2006); (b) $0.9 million of share-based compensation expenses in the fourth quarter of 2007 without reduction in income taxes (compared to $1.4 million in the third quarter of 2007 and $0.8 million in the fourth quarter of 2006 - both without reduction in income taxes); (c) an impairment charge of $4.7 million relating to a write-down of the goodwill and intellectual property of Orbotech Medical Solutions Ltd; and (d) a follow-on restructuring charge of $0.5 million in connection with the Company’s 2006 program to centralize its assembled PCB research and development activities at corporate headquarters in Israel (compared to the original restructuring charge of $3.3 million in the fourth quarter of 2006).

Revenues for the year ended December 31, 2007 totaled $360.7 million, compared to $416.5 million recorded in 2006. Net income for the year ended 2007 was $1.5 million, or $0.04 per share (diluted), compared to net income of $55.0 million, or $1.65 per share (diluted), for the year ended December 31, 2006.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs in the fourth quarter of 2007 were $50.0 million, compared to $37.2 million in the third quarter of 2007 and $40.8 million in the fourth quarter of 2006. Sales of flat panel display (“FPD”) inspection equipment in the fourth quarter of 2007 were $10.6 million, compared to $8.8 million in the third quarter of 2007 and $27.8 million in the fourth quarter of 2006. Sales of equipment to the PCB industry relating to assembled PCBs in the fourth quarter of 2007 were $8.3 million, compared to $5.7 million in the third quarter of 2007 and $8.5 million in the fourth quarter of 2006. Sales of automatic check reading products in the fourth quarter of 2007 were $3.6 million, compared to $2.9 million in the third quarter of 2007 and $3.2 million in the fourth quarter of 2006. Sales of medical imaging equipment in the fourth quarter of 2007 were $6.1 million, compared to $3.4 million in the period from the date of acquisition of DDD (August 6, 2007) to the end of the third quarter of 2007. In addition, service revenue for the fourth quarter increased to $25.0 million from $24.3 million recorded in the third quarter of 2007 and $22.9 million in the fourth quarter of 2006.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $206 million, compared to approximately $198 million at the end of the third quarter. The Company had a positive operating cash flow for the quarter of approximately $10.5 million. Non-operating disbursements totaled approximately $3.2 million, comprised of investments in fixed assets. The Company’s marketable securities currently include approximately $33 million of Auction Rate Securities which are tied to student loans. These securities have experienced a lack of liquidity during the last week. The Company believes that there is no credit risk attached to these funds, and that the Company’s other available cash and cash equivalents are sufficient to meet its cash needs for the next twelve months.

Revenues from bare and assembled PCB-related products increased significantly in the fourth quarter, reflecting strong customer demand in these areas of the Company’s business. A record of 26 Paragon solid state laser direct imaging systems were sold during the quarter, bringing Paragon sales for 2007 to an annual record of 97 systems. During the quarter, the Company also sold six Maxiprint legend ink jet printer systems, which were developed by the Company’s recently acquired Italian subsidiary, New System Srl.

The Company recorded annual FPD revenues for 2007 of $49.7 million, which was in line with expectations. As a result of strong demand for panels and the stabilization of panel prices during the fourth quarter, LCD customers have reportedly finalized their plans for new fabrication facilities to be constructed during 2008 and 2009. This is reflected in the Company’s record bookings during the quarter, which included primarily large orders from first-tier LCD manufacturers.

Research and development expenses increased by approximately $3 million during the quarter, as the Company invested significantly in new products and solutions for both the PCB and FPD industries, which continue to constitute the core of the Company’s business and to hold substantial opportunity. The Company also incurred a fourth quarter impairment charge of $4.7 million relating to the goodwill and intellectual property associated with its CZT development and production business acquired in March 2005, following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for 2007 as a whole reflect the challenging environment experienced during the year by the industries in which we operate, particularly in the case of flat panel display manufacturers. During the year we increased our investments in the research and development of new products, including inspection and production solutions for both PCB and FPD manufacturers, and the Company has new product releases scheduled for 2008. Looking forward, PCB manufacturers are planning expansion programs, although these could be impacted by the uncertain global economic environment. FPD manufacturers are accelerating their investment plans, due partly to an anticipated shortage in display panels, and also in reflection of the underlying strength of this industry. Orbotech is entering 2008 with an outstanding product portfolio in all areas of its business, and we believe that this, together with our continued close monitoring of operating expenses, should enable us to maintain our position as the leading provider of yield-enhancing, production support solutions for the industries we serve, and improve our profitability.”

An earnings conference call is scheduled for Tuesday, February 19, 2008, at 9:00 a.m. EST. The dial-in number for the conference call is 210-234-0003, and a replay will be available at 203-369-3227, until March 4, 2008. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company's website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. In addition, the Company is engaged in the development and manufacture of specialized application products for the nuclear medical imaging industry. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2007

	December 31 2007	December 31 2006
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	120,913	187,187
Marketable securities	52,713	41,373
Accounts receivable:
Trade	151,173	142,444
Other	22,964	21,572
Deferred income taxes	4,317	3,369
Inventories	77,570	78,349

Total current assets	429,650	474,294

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	32,410	41,100
Other long-term Investments	780	7,106
Non-current trade receivables	231	738
Severance pay fund	14,099	15,617
Deferred income taxes	843	1,684

	48,363	66,245

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	28,142	20,124

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	67,016	14,350

	573,171	575,013

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	34,405	33,448
Deferred income	15,445	19,967
Other	37,194	49,420

Total current liabilities	87,044	102,835
ACCRUED SEVERANCE PAY	28,610	29,762
DEFERRED TAX LIABILITY	16,565

Total liabilities	132,219	132,597

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,330	914

SHAREHOLDERS’ EQUITY:
Share capital	1,699	1,680
Additional paid-in capital	144,991	132,578
Retained earnings	346,447	345,859
Accumulated other comprehensive income	3,677	7

	496,814	480,124
Less treasury stock, at cost	(57,192)	(38,622)

Total shareholders’ equity	439,622	441,502

	573,171	575,013

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2007

	12 months ended December 31		3 months ended December 31
	2007	2006	2007	2006
	U.S. dollars in thousands (except per share data)
REVENUES	360,662	416,469	103,621	103,303
COST OF REVENUES:
COST	210,616	226,908	61,124	57,176
WRITE DOWN OF INVENTORY	4,821

GROSS PROFIT	145,225	189,561	42,497	46,127
RESEARCH AND DEVELOPMENT COSTS - net	67,923	60,473	19,454	16,769
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	66,989	68,942	18,022	17,335
AMORTIZATION OF OTHER INTANGIBLE ASSETS	4,728	580	1,947	145
RESTRUCTURING CHARGES	510	3,332	510	3,332
IMPAIRMENT OF GOODWILL AND INTELLECTUAL PROPERTY	4,739		4,739

OPERATING INCOME (LOSS)	336	56,234	(2,175)	8,546
FINANCIAL INCOME - net	9,110	7,404	1,629	2,478
WRITE-DOWN OF LONG-TERM INVESTMENTS	(5,000)	(205)

INCOME (LOSS) BEFORE TAXES ON INCOME	4,446	63,433	(546)	11,024
TAXES ON INCOME	2,280	7,893	455	1,310

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	2,166	55,540	(1,001)	9,714
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(416)	(255)	(242)	(202)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(266)	(315)	109	(128)

NET INCOME (LOSS)	1,484	54,970	(1,134)	9,384

EARNINGS (LOSS) PER SHARE:
BASIC	$0.04	$1.66	($0.03)	$0.28

DILUTED	$0.04	$1.65	($0.03)	$0.28

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,091	33,105	33,177	33,366

DILUTED	33,190	33,399	33,177	33,748

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President
and Chief Financial Officer

Date:	February 20, 2008